COUGHLIN
& CO · SINCE 1932

Compliance Report

Coughlin and Company Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. Coughlin and Company has established and maintained Internal Control over Compliance as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2. Internal control over compliance was effective during the most recent fiscal year ended September 30, 2019.

3. The Company's internal control over compliance was effective as of the end of the most recent fiscal year ended September 30, 2019.

4. The Company was in compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. §240.15c3-3(e), and 240.17a-13 at the end of the most recent fiscal year ended September 30, 2019.

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. §240.15c3-3(e), and 240.17a-13 was derived from the books and records of the Company.

While Coughlin and Company has the Internal Control infrastructure in place, it does not currently carry customer accounts and therefore there are no transactions to test against the controls. Therefore no material weaknesses in the Internal Control over compliance were noted.

Coughlin & Company, Inc.

I, Walter Coughlin, swear that, to my best knowledge and belief, this compliance report is true and correct.

By:

Executive Vice President

November 22, 2019